

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2012

Via E-mail
Mr. Michael J. Pung
Senior Vice President and Chief Financial Officer
Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, Minnesota 55402-3232

>   **Re: Fair Isaac Corporation**
>   **Form 10-K for Fiscal Year Ended September 30, 2011**
>   **Filed November 18, 2011**
>   **File No. 001-11689**

Dear Mr. Pung:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K For Fiscal Year Ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 34

Operating Income, page 42

1. Please provide in future filings a more informative analysis and discussion of segment operating income. In doing so, please consider providing an analysis of segment operating income as a percentage of segment revenue, quantifying and discussing the reasons for changes in specific segment operating expenses, and disclosing the nature of the unallocated corporate expenses disclosed in your segment results table on page 42.

For example, although the Applications segment contributed $13.3 million of the total $19.8 million increase in segment operating income from fiscal 2010 to 2011, the only explanation provided under this heading is that the change "was attributable to an increase in revenue, partially offset by an increase in operating expenses." Although we realize that segment revenues are discussed elsewhere in your MD&A, we believe you should enhance your disclosures regarding the additional components of operating income since your CODM evaluates segment financial performance based on segment operating income and since it appears such information would be useful in satisfying the three principal objectives of MD&A as noted in SEC Release No. 33-8350:

- to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

- to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

- to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Cash Flows from Operating Activities, page 43

2. Please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. Please refer to SEC Release No. 33-8350.

Financial Statements, page 54

Note 1. Nature of Business and Summary of Significant Accounting Policies, page 60

Revenue Recognition, page 63

3. You disclose that you use the residual method to recognize revenue when a software arrangement includes one or more elements to be delivered at a future date and VSOE of the fair value of all undelivered elements exist. Please also confirm, if true, that you use the residual method only when VSOE of fair value does not exist for one or more of the delivered elements in your arrangements and that such arrangements meet the conditions for using the residual method described in ASC paragraphs 985-605-25-10e and 11.

4. You disclose on page 64 that you provide consulting, training, model development and software integration services and apply the percentage-of-completion method of contract accounting for recording revenue on your fixed-price contracts. Please tell us how you determined these contracts are within the scope of ASC 605-35-15.

Note 14. Income Taxes, page 78

5. We note that you identify "Foreign taxes" as a material item in your effective income tax reconciliation table on page 80. Please tell us the nature of the items that make up this reconciling item. If this line item represents more than just differences in tax rates between domestic and foreign jurisdictions, please ensure that you separately disclose any items meeting the materiality thresholds in Rule 4-08(h) of Regulation S-X. To the extent that the difference is attributable to significant rate differentials, please disclose the countries that give rise to such a difference and tell us and disclose in MD&A the reasons for any disproportionate relationships among pretax foreign and domestic earnings and foreign and domestic tax rates. It appears, for example, that your foreign effective tax rate was approximately 48% in fiscal 2009 but only approximately 5% in fiscal 2011.

6. We note your disclosure in the first paragraph on page 81 that you reinvest international earnings in your international operations and currently do not have a plan to repatriate those earnings and that no provision has been made for the taxes related to any future repatriation of these earnings. Please provide in your response and revise your disclosures in future filings to provide all of the disclosures required by ASC 740-30-50-2 with respect to these earnings. Please also revise your MD&A, as necessary, to discuss any implications of your plans to permanently reinvest international earnings on your liquidity. For example, to the extent that you have material amounts of cash and cash equivalents in foreign locations with lower tax rates and repatriation of that cash would result in a significant tax liability, you should revise your disclosures accordingly.

Note 20. Contingencies, page 88

7. We note your disclosure that "We believe that none of these aforementioned claims or actions will result in a material adverse impact to our consolidated results of operations, liquidity or financial condition. However, the amount or range of any potential liabilities associated with these claims and actions, if any, cannot be determined with certainty." Please address the following items:

- It is unclear from your disclosure whether you believe your potential liabilities arising from such claims and actions are immaterial in the aggregate or only on an individual basis. Please tell us and revise your disclosure in future filings to make this clear.

- The disclosures required by ASC 450-20-50-4 do not require you to determine the estimated amount or range of potential additional loss with certainty. An estimate is, by definition, imprecise. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. If, in the aggregate, the estimate of the additional loss or range of loss for all of your potential liabilities is immaterial, you may provide such disclosure in lieu of providing quantified amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief